Exhibit p.22

Bayforest Capital Limited

SEC Code of Ethics

Description	This document sets out the SEC Code of Ethics of Bayforest Capital Limited (Bayforest or the Firm).

Effective	28 July 2021

Issued and administered by	Compliance

Next scheduled review	December 2021

Contents

1. Introduction	3

2. Policy	3

1.	Introduction

This document sets out the overarching Code of Ethics policy of Bayforest Capital Limited (Bayforest or the Firm). IT IS IMPORTANT TO NOTE THAT AS OF THE DATE OF THIS DOCUMENT BAYFOREST IS NOTE SEC REGISTERED. Therefore this is a guidance document and not a regulatory requirement. Bayforest does intend to be regulated by the SEC in the future.

It applies to all staff without exception.

2.	Policy

SEC Rule 204A-1 requires firms to implement a “Code of Ethics” to govern staff conduct and insure the integrity of their dealings in their capacity as agents of a fiduciary. This includes staff compliance with Rule 17J-1 relating to personal trading. Specific policy compliance with Rule 17J-1 is covered in Appendix 9 – Personal Account Dealing Policy.

The SEC states on its website:

We urge advisers to take great care and thought in preparing their codes of ethics, which should be more than a compliance manual. Rather, a code of ethics should set out ideals for ethical conduct premised on fundamental principles of openness, integrity, honesty and trust. A good code of ethics should effectively convey to employees the value the advisory firm places on ethical conduct, and should challenge employees to live up not only to the letter of the law, but also to the ideals of the organization.

This statement is closely aligned with the broad swathe of obligations placed on the firm by its lead regulator, the UK Financial Conduct Authority to act in the best interests of clients and to place the best interests of clients at the heart of decision-making.

Bayforest has reviewed its policies and procedures for complying with UK requirements and found these to be broadly aligned with (and in some cases more demanding than) SEC standards.

This document shows how all the various supporting policies and UK requirements deliver compliance with the SEC Code of Ethics requirements and highlights US-specific requirements that are needed to fulfil specific requirements of the SEC Rule.

In this way, this document pulls together the various procedural controls within the firm that, together, help to enforce the highest standards of probity and evidence that the firm is putting the client’s best interests at the heart of its business.

This document should be read in conjunction with the following policies which give specific details regarding the supporting controls:

•	Conflicts of interest policy

•	Outside business interests

•	Gifts and hospitality

•	Financial Crime Policy

•	Bribery Act Policy

•	Facilitation Payments Policy

•	Criminal Finances Act Policy

•	Personal Account Dealing Policy

•	Market Conduct Policy

•	Chinese Walls/Insider Policy (restricted list policy)

•	Rumour Policy

•	Leak Policy

•	Senior Managers and Certification Regime Policy

•	Core Compliance Manual

•	Whistleblowing Policy

Standards of conduct and compliance with laws

All staff are subject to the five FCA Conduct Rules (supported by the Code of Conduct in COCON of the FCA Handbook). Violations of the SEC Code of Ethics are generally also violations of one or more of the Conduct Rules and these may affect the assessment of the fitness, probity or competence of a member of staff and may result in their dismissal and inclusion of the issue on future regulatory references issued by the firm (as required by SYSC 22 of the FCA Rules).

Compliance with the conduct rules and the reporting of violations is a contractual obligation which is closely monitored and staff are required to certify their compliance quarterly.

The firm is required by the FCA Principles to treat its customers fairly and to have management reporting mechanisms to demonstrate it is achieving this. Under the Conduct Rules, all members of staff have a personal obligation to treat customers fairly and the senior management of the firm is held personally accountable by the FCA (potential unlimited fine and lifetime ban) for ensuring staff compliance with the Conduct Rules. Conduct rule violations by staff must be reported annually to the FCA and a senior manager at the firm is held personally liable and accountable for the truthfulness and completeness of such returns.

Under the four senior conduct rules, senior managers are personally accountable and liable for ensuring that the staff and business areas under their control are managed with integrity, due skill care and diligence, and that they comply with the requirements of the regulatory system.

The Bribery Act and obligations to manage conflicts of interest mean that the firm scrutinises the outside business interests of staff and the gifts and hospitality they give and receive to make sure they are not being inappropriately influenced, or inappropriately influencing others.

Protection of material nonpublic information

As an algorithmic trading firm, the firm is unlikely to come into contact with material nonpublic information and does not trade in such a size or manner such that its proposed trading activity would be considered to be material nonpublic information.

As a requirement of the UK’s implementation of the MiFID II directive, all staff receive regular mandatory training on “insider trading” and market abuse. The firm has a policy for how to handle the receipt of material nonpublic information and records this in a spreadsheet which complies with UK/EU requirements on documenting the receipt of such information and the time and method by which this information ceased to be nonpublic.

Staff and the firm are prohibited from trading in securities about which the firm holds material nonpublic information. To do so is a disciplinary offence and is likely to be a crime under UK law requiring reports to the FCA and potentially the National Crime Agency for prosecution. Such reports are made by the compliance officer.

Personal securities trading

The SEC Rule refers to “access persons” being covered by personal account trading rules. While Bayforest is an algorithmic trader and knowledge of fund trading ahead of its occurrence will be limited in scope and use, the firm has decided to apply the FCA personal account dealing rules to all staff and their associates as defined in the FCA rules, covering a broad range of persons who they might be able to influence to trade inappropriately based on confidential information. The firm considers that in doing so it is applying SEC compliant requirements to the broadest swathe of staff who could potentially be affected.

Aside from the specifically exempted trades (in authorised mutual funds, pensions and life assurance), all trades require the prior clearance of the compliance officer.

All staff must submit copies of their securities holding statements on joining the firm and on a quarterly basis thereafter, as well as at the year end.

On a quarterly basis, the compliance officer reconciles the movements in the securities portfolios with the pre-clearances sought to identify any violations.

Where violations are identified, a documented investigation will be conducted and a meeting held with the affected staff, which may lead to re-training, disciplinary action or dismissal. These meetings are minuted and summary findings reported to the Board on a quarterly basis.

Violations will be assessed as to whether they also constitute Conduct Rule breaches for FCA purposes and whether they adversely affect a person’s suitability for their role within the firm, as well as whether they constitute an actionable employment contract breach.

Initial public offerings

The firm is an algorithmic trading firm and unlikely to participate in, or advise on, initial public offerings. Where staff or their close associates wish to participate in an initial public offering then this may only take place where such participation has been pre-cleared by the Compliance Officer as having no conflict with the fund or clients. All such pre-clearances must be fully documented.

Reporting violations

Staff are required contractually and by the FCA Code of Conduct in COCON to report violations of these requirements. Where nonpublic information is in play there may also be legal requirements to report the violation.

Reports must be made to the Compliance Officer.

Staff and Directors are asked to certify quarterly as to their compliance with the core requirements of the Code of Ethics and are offered an opportunity to raise issues that have not previously been raised so these can be followed up.

Violations and, in particular, the failure to report violations may be considered breaches of the FCA Conduct Rules which can lead to disciplinary action. Where such breaches lead to a person being considered “not fit and proper” to hold a senior management or certification function then not only can this lead to dismissal but the matter must be included on any employment references for roles with regulated firms in the future.

Where the violation also constitutes a breach of the FCA Conduct Rules, it must be included in the periodic reporting to the regulator in the REP008 report. The firm must also give consideration as to whether the violation is reportable under FCA Principle 11.

The Compliance Office is responsible for making these determinations.

Educating staff

Staff are required (as a contractual obligation) to complete mandatory training on a number of topics. As well as legally mandated issues such as financial crime, staff receive training on the Code of Ethics requirements in their induction and in mandatory annual refresher training which may be computer-based, seminar-based and delivered either by in-house compliance or external parties.

Adviser review and enforcement

The Compliance Officer ensures that regular, risk-based reviews of compliance with the requirements are undertaken through the firm’s monitoring plan. The firm engages external consultants to conduct third-party reviews of the effectiveness of compliance with the requirements and to report to the Board as to the effectiveness of these arrangements.

Record-keeping

Records are maintained on the firm’s electronic systems, subject to appropriate access restrictions and password protections for five years from the date of the creation of the record.

Where ethe FCA or other competent EU authority so requires, this retention time may be extended to seven years where this arises from a review into potentially abusive securities trading.

These procedures will be reviewed at least annually and in conjunction on any material change that affects Bayforest’s business model, either internally or arising from changes to applicable UK or US rules. The Compliance Officer will be responsible for conducting such reviews and reporting the findings to the Board in a timely manner.